Exhibit 23.10

Consent of Independent Auditors
The Board of Directors
Kennedy-Wilson Holdings, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Kennedy-Wilson Holdings, Inc. of our report dated March 21, 2013, with respect to the consolidated balance sheet of Bay Fund Opportunity, LLC and subsidiaries as of December 31, 2012, the related consolidated statements of operations, changes in members’ equity and cash flows for each of the years in the two-year period then ended, and the related notes to the consolidated financial statements, which report appears in amendment no. 1 to the December 31, 2013 annual report on Form 10-K of Kennedy-Wilson Holdings, Inc.
/s/ KPMG LLP
Dallas, Texas
July 18, 2014